Exhibit 99.1

U.S. HEALTHCARE LEADER JOSEPH R. SWEDISH

APPOINTED MESOBLAST CHAIRMAN

New York, USA, and Melbourne, Australia, March 22, 2019: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced it has appointed Joseph R. Swedish as non-executive Chairman. Mr Swedish will succeed outgoing Chairman Brian Jamieson, who is retiring from the Board on March 31, 2019.

Mesoblast Chief Executive Dr Silviu Itescu said: “As Mesoblast transitions to a commercial stage company, we welcome the deep healthcare expertise of Joe Swedish in the role of Chairman.  In particular his track record in healthcare resource allocation and reimbursement metrics will be a tremendous asset as we plan our first product launch in the United States.

“I am very appreciative of Brian Jamieson’s valuable contributions, insights and commitment during Mesoblast’s growth and development phases.”

Mr Swedish is a highly experienced healthcare executive and leader, most recently serving as Chairman, President and CEO of Anthem Inc., a Fortune 29 company and the leading health benefits provider in the U.S. For 12 consecutive years, Modern Healthcare named Mr Swedish as one of the 100 Most Influential People in Healthcare, ranking in the top 20 of the health sector’s most senior-level executives, high-level government administrators, elected officials, academics, and thought-leaders for five consecutive years. He has been a Mesoblast board member since June 2018, and also serves on the boards of IBM Corporation, CDW Corporation, Proteus Digital Health, and Centrexion Therapeutics.

Commenting on his appointment, Mr Swedish said: “I am very pleased to be appointed Chairman of this world-leading cellular medicines company, whose business strategy is aligned with my objectives to deliver innovative solutions to critical healthcare challenges.”

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage allogeneic (off-the-shelf) product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to,

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176